CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                            MARK FOUR RESOURCES INC.

     Mark Four Resources Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

     FIRST: That by written consents of the Board of Directors of Mark Four Resources Inc. (the "Corporation"), in lieu of a special meeting, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation; and that said amendments were authorized by the written consent of the majority of the issued and outstanding voting shares of the Corporation in lieu of a special meeting of the stockholders. The resolutions setting forth the proposed amendments generally read as follows:

     RESOLVED, that the Board of Directors of this Corporation deem it advisable and in the best interest of the Corporation to change the name of the Corporation to "Ecology Pure Air International, Inc.", therefore, Article 1 of the Certificate of Incorporation of the Corporation, as amended, shall read as follows:

                                    ARTICLE 1

     The name of the Corporation is Ecology Pure Air International, Inc.

     RESOLVED, that the Board of Directors of this Corporation deem it advisable and in the best interest of the Corporation to increase the authorized common stock from 35,000,000 to 100,000,000, therefore, the first paragraph of Article 5 of the Certificate of Incorporation of the Corporation, as amended, shall read as follows:

     The amount of the total authorized capital stock of the Corporation is One Hundred Five Thousand ($105,000) Dollars consisting of One Hundred Million (100,000,000) shares of common stock of the par value of one thousandth of one ($.001) dollar each and five million (5,000,000) shares of preferred stock of the par value of one thousandth of one ($.001) dollar each.

     The remaining terms and provisions of Article 5 shall remain unchanged.

     RESOLVED, that in connection with the restructuring of the capitalization of the Corporation, the Corporation shall effect a 3 for 1 reverse stock split. Therefore, on the effective date of this Amendment, each share of the issued and outstanding common stock of the

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Corporation shall be and hereby is changed without further action into one-third of a share of common stock of the Corporation provided that if such change results in a fractional share then the Corporation shall issue such additional fraction of a share as is necessary to increase the fractional share to a full share.

     SECOND: That the Board of Directors, duly adopted a resolution acknowledging receipt of written consent of the owner of a majority of the issued and outstanding shares of the Corporation which were obtained in lieu of a special meeting of Stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware, said consent by the necessary number of shares as required by statute approved the amendment.

     THIRD: Prompt written notice of the adoption of the amendments herein certified has been given to the Stockholders who have not consented in writing thereto, as provided in Section 228 of the General Corporation Law of the State of Delaware.

     FOURTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said Mark Four Resources Inc. has caused this Certificate to be signed by Gianni D'Alessandro, its President, and attested by its corporate Secretary, as of this 5th day of June, 1996.

Attest:                                     MARK FOUR RESOURCES INC.


By:______________________________           By:______________________________
   Corporate Secretary                         Gianni D'Alessandro


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